EXHIBIT 21
QUALITY SYSTEMS, INC.
LIST OF SUBSIDIARIES

1.	HealthFusion Holdings, Inc.

2.	HealthFusion Inc.

3.	Matrix Management Solutions, LLC

4.	Mirth, LLC

5.	Mirth Limited

6.	NextGen Healthcare Information Systems, LLC

7.	NextGen RCM Services, LLC

8.	QSI Management, LLC

9.	Quality Systems India Healthcare Pvt. Ltd.

10.	ViaTrack Systems, LLC